UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

PRINCIPIA BIOPHARMA INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

74257L 10 8
(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 74257L 10 8	13D/A1Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 3,042,193
		8.	SHARED VOTING POWER -0-
		9.	SOLE DISPOSITIVE POWER 3,042,193
		10.	SHARED DISPOSITIVE POWER -0-
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,193 shares of Common Stock (1)
	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% of the shares of Common Stock (2)
	14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Common Stock held directly by S.R. One, Limited (“SR One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc. Includes 28,623 shares of Common Stock issuable upon exercise of a Warrant (the “Warrant”) and 30,715 shares of Common stock issuable upon the exercise of options granted to Simeon J. George as director’s compensation (the “Options”), over which the Reporting Person has voting and dispositive power.

(2) Based upon (i) 32,786,610 of the Issuer’s Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter period ending September 30, 2019 filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2019 (the “3rd Quarter Report”), (ii) 28,623 shares of Common Stock issuable upon exercise of the Warrant and (iii) 30,715 shares of Common Stock issuable upon the exercise of the Options.

CUSIP No: 74257L 10 8	13D/A1Page 3 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 26, 2018, (the “Schedule 13D”, and as amended by this Amendment No. 1, the “Statement”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Principia Biopharma Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 400 East Jamie Court, Suite 302, South San Francisco CA 94080. This Amendment No. 1 is filed to reflect its new percentage beneficial ownership in the Issuer, as a result of (1) additional shares of Common Stock acquired, (2) additional stock option granted to SR One and (3) an increase in the Issuer’s Common Stock outstanding. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 3. Source or Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following

S.R. One acquired 357,142 shares of Common Stock on October 18, 2019 in the Issuer’s public offering at a price $28 per share. The total consideration paid by S.R. One for such shares was $9,999,976, and the consideration was obtained from the working capital of S.R. One. Also, options to purchase 30,715 shares of Common Stock were granted to Simeon J. George as director’s compensation subsequent to GlaxoSmithKline plc’s prior filing as follows:

●	Options to purchase 20,475 shares of Common Stock were granted on Sep 13, 2018 vesting in equal monthly installments over a three-year period, which can be exercised at any time as to vested shares, at an exercise price of $17, until the expiration date of Sep 12, 2028.

●	Options to purchase 10,240 shares of Common Stock were granted on June 11, 2019 vesting in equal monthly installments over a one-year period, which can be exercised at any time as to vested shares, at an exercise price of $31.77, until the expiration date of Jun 10, 2029.

Item 5.     Interest in Securities of the Issuer.

The information included in Item 3 is incorporated herein by reference.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a) GlaxoSmithKline plc beneficially owns 2,982,855 shares of Common Stock, which represents 9.3% of the of the 32,786,610 shares of Common Stock outstanding based on (i) 32,786,610 shares of Common Stock outstanding as of October 31, 2019, as reported in the 3rd Quarter Report, (ii) 28,623 shares of Common Stock issuable upon exercise of the Warrant and (iii) 30,715 shares of Common Stock issuable upon the exercise of the Options

(b) GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 2,982,855 shares of Common Stock described in Item 5(a) above.

CUSIP No: 74257L 10 8	13D/A1Page 4 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

CUSIP No: 74257L 10 8	13D/A1Page 5 of 7

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian

Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US

Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

CUSIP No: 74257L 10 8	13D/A1Page 6 of 7

Name	Business Address	Principal Occupation or Employment	Citizenship

Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US

Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish

Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian

James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US

Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US

Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British

Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US

CUSIP No: 74257L 10 8	13D/A1Page 7 of 7

Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British

Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian

Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British

Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British